RESPONSES TO SEC COMMENT LETTER 6/01/05

June 1, 2005

Ms. Michele Gohike
Accounting Branch Chief
Securities and Exchange Commission
450 North Fifth Street, N.W.
Washington, D.C.  20549

RE:       Trimble Navigation Limited
          Form 10-K for the year ended December 31, 2004
          File No. 001-14845

Dear Ms. Gohike:

We respond to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated May 18, 2005 in connection with the above-referenced filings for Trimble Navigation Limited (the "Company").

For ease of reference by the Staff in reviewing the responses to each of the Comments, each Comment is referred to separately by the number set forth in the letter from the Staff.

CONSOLIDATED STATEMENT OF OPERATIONS - PAGE 45

1. Please report product and services revenues and cost of revenues separately on the face of the statements of operations or tell us why you are not required to do so. Refer to Item 5-03 (b) of Regulations S-X.

Response:

As stated in Item 5-03 (b) of Regulation S-X, we are not required to report product and services revenues and cost of revenues separately due to the fact that services revenues were not more than 10 percent of total revenues. Should revenues rise to that level the Company will disclose them separately as required.

                                    * * * * *

CONSOLIDATED STATEMENTS OF CASH FLOWS

2. Tell us supplementally how the changes in the line item "effect of foreign currency translation adjustment" on your Consolidated Statements of Cash Flows are computed. We may have further comment based on your response.

Response:

We respectfully advise the Staff of the following methodology for computing the line item "effect of foreign currency translation adjustment":

The Company prepares cash flow statements in local currency for all international subsidiaries whose functional currency is other than the reporting currency (United States dollar). These local currency cash flows are then translated to the reporting currency using the average exchange rate for the period. The exchange rate impact that arises in translation between the changes in cash and cash equivalents reported in the cash flow statement, and the equivalent amounts in the balance sheet, is split into two parts:

     1. The exchange rate impact on opening cash balances is reflected in the line item "effects of exchange rates on cash and cash equivalents."
     2. The exchange rate impact on all line items other than the opening cash balance is reflected as part of operating cash flows in the line item "effect of foreign currency translation adjustment."

                                    * * * * *

NOTE 4: BUSINESS COMBINATION

3. In future filings, disclose the values of the shares issued as consideration in acquisitions and the method used to value those shares.

Response:

The Company will disclose this information in future filings for all material business combinations as required by FAS 141 paragraph 51.

                                    * * * * *

NOTE 5: JOINT VENTURES

-CATERPILLAR TRIMBLE CONTROL TECHNOLOGIES JOINT VENTURE

4. We note in April 2002 you formed a 50-50 joint venture with Caterpillar whereby you contributed selected existing machine control product technologies valued at $25.5 million. Further we note you received a special cash distribution of $11 million and reflected such amount as a deferred gain which will be amortized in the future to the extent you record your share of losses of the venture entity. Tell us supplementally what accounting guidance you apply in accounting for the special cash distribution that was received and how you have addressed the difference between the cost of your investment and your share of the amount of underlying net assets of CTCT. Also, tell us supplementally and disclose in future filings your responsibility to provide funding to the venture entity, if necessary.

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

Response:

To determine the treatment of the special cash distribution of $11 million, the Company considered technical guidance available and applied what it believes to be the conservative and appropriate accounting treatment. In particular, the Company considered APB Opinion No. 29, Accounting for Nonmonetary Transactions, EITF 01-2 Interpretations of APB Opinion No. 29, and the SEC Staff Training Manual - SEC Staff Speeches - Joint Ventures - Gain recognition upon formation (Book, 1993).

The SEC Staff Training Manual states "another aspect of accounting by the investor involves the propriety of gain recognition upon the contribution of assets to a joint venture. The Staff's position has been, and continues to be, that contributing assets to a joint venture is not the culmination of the earnings process -- it is an exchange of a portion of operating assets for a 50% interest in a larger pool of operating assets. The Staff has modified its position when cash is received for the contribution of assets, and certain other conditions are met...Sometimes, cash is paid to balance the fair market values of the contributed assets."

Further, as stated in EITF 01-2, "gain recognition would not be appropriate if a significant uncertainty exists regarding realization or the enterprise has an actual or implied commitment to support the operations of the new entity in any manner." The Company's conclusion about the deferral of the cash distribution is impacted by a) the guarantee by Caterpillar on the CTCT JV's credit line and Trimble's right to buy out the assets in the event of a default, b) the nature of the other components of revenue/reimbursement which the Company is entitled to receive under the agreements and c) the potential by the Company to fund future losses, described below.

     a) Caterpillar guarantees a credit line up to $8 million for the CTCT JV. Per the LLC agreement if the guarantee is called and Caterpillar exercises its right to foreclose against the technology assets, Trimble has the right to pay Caterpillar 50% of the payment due under the guarantee in order to buy out Caterpillar's security interest in the assets. If Trimble elects to repurchase these technology assets it would be required to pay up to 50% of the guarantee, or $4 million.

     b) The Company believes that the funds received from the CTCT JV for R&D and administrative purposes are reimbursements of costs and not payment for R&D contract services. There are no provisions within the agreements that provide for repayment of these funds in the event the venture is unsuccessful. The agreements do not provide for specific development projects or obligations or periods of time during which the technology will be developed.

          However, FASB Statement No. 68 paragraph 7 states that conditions other than a written agreement may exist which create a presumption that the enterprise will repay the funds provided by other parties under a research and development arrangement. Paragraph 8(c) lists as one of those conditions the existence of a "significant related party relationship" between the enterprise and the parties funding the research and development.

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

          SAB 63 states that a significant related party relationship exists when 10 percent or more of the entity providing the funds is owned by related parties.

          While the written agreements do not specifically support an R&D arrangement, this relationship was an additional consideration.

     c) Per the LLC agreement, no additional capital contributions shall be required or permitted unless approved by the CTCT JV's Board. Also, per the agreement, net profit or net loss of the CTCT JV are allocated to each member 50/50 and increase/decrease the member's capital accounts. In the event of dissolution of the CTCT JV, capital contributions are not required even if the member has a deficit balance in its capital account.

          The Company does, however, expect the CTCT JV to incur losses for some period of time prior to reaching profitability and intends to accrue its share of the CTCT JV losses at each reporting period. Further, both parties are committed to this enterprise and it is not unreasonable to believe that Trimble and/or Caterpillar would support the operations of the CTCT JV with capital contributions or other consideration in the event that losses exceed current estimates.

Based on the above discussion, the Company believed that the $11 million gain should be deferred upon receipt. While there is no direct contractual obligation on the part of the Company to repay any of this amount or to provide future funding to the Joint Venture, there are several indicators that the Company could repay or commit a portion of this amount in the future. The literature does not apply a "more likely than not" standard to the evaluation of the likelihood that the funds would be repaid. Further, to the extent that the Company believes the CTCT JV will incur losses, it would not be appropriate to recognize upfront revenue for the gain and then losses on the CTCT JV operations (this would also be inconsistent with provisions of SAB 101).

The Company has accrued its share of losses from the CTCT JV in each period which has reduced the $11 million to $9.2 million at December 31, 2004. The Company believes the accrual of losses provides the market with a more transparent view of the CTCT JV's operations and Trimble's commitment to the venture. Since the Company has no accounting basis in the CTCT JV (as all contributed assets were developed internally by the Company), GAAP would not require accrual of the losses unless the Company expects to fund the losses in the future. Since however, the Company received $11 million in advance, the Company believes it appropriate to amortize the deferred gain to the extent it accrues losses. These entries net to zero on the income statement however, the footnote disclosures details out the components.

On the Balance Sheet, the Company has accumulated the accrued losses (recorded in other accrued liabilities) separate from the unamortized deferred gain. As the CTCT JV becomes profitable, the accrued profit will offset the accumulated accrued losses. The assumption is made that the CTCT JV will not distribute cash to the partners until the cumulative losses have been recouped.

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

The Company will continue to evaluate the status of the unamortized deferred gain as the CTCT JV becomes profitable. We believe that the residual gain can be recognized once the CTCT JV has sustained profitability and the Company believes that future losses will not be incurred and the need for any potential buy out of the technology assets has lessened.

                                    * * * * *

5. It appears from your disclosures that sales-purchase transactions occur between CTCT and Trimble. Tell us supplementally and clarify in future filings the nature of these transactions and why you classify the impact of such non-operating income (expense) in your Consolidated Statements of Income. Also, tell us if you eliminate your share of any intercompany profits or losses resulting from sales to or purchases from CTCT.

Response:

The following sales - purchase transactions occur between the Company and its CTCT JV:

     (a) Trimble acts as a contract manufacturer for the CTCT JV. Products are manufactured based on orders received from the CTCT JV and are sold at cost plus a mark up of 15% to the CTCT JV.
     (b) The CTCT JV resells products to both Caterpillar and Trimble for sales through their respective distribution channels. Generally, Trimble sells products to the after market dealer channel, and Caterpillar sells products for factory / dealer installation. CTCT bases its pricing on list price to the end user minus a discount of approximately 50%.
     (c) The CTCT JV does not hold inventory - the resale of products to Caterpillar and Trimble occur simultaneously when the products are purchased from the sub contract manufacturer (Trimble).

The Company will clarify in future filings the nature of these transactions.

The accounting adopted on the sales - purchase transactions between the Company and the JV is intended to reflect the economic reality of the transactions, namely:

     1. Trimble records revenue only when the products are finally sold through its distribution channel to the end customer, and
     2. The costs of goods sold reflected in the Company's financial statements reflect the actual costs to manufacture and are not distorted by related party transfer pricing effects. Consequently, the mark up which Trimble charges for being a sub contract manufacturer to CTCT is recorded as a credit to non-operating expense, and the difference between the purchase price paid to CTCT for products and the actual costs to manufacture by Trimble is recorded as a debit to non-operating expense. These differences offset Trimble's share of the net income (loss) from the venture.

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As a result of offsetting (a) the profit earned from being a sub contract manufacturer and (b) the loss incurred from purchasing products from the CTCT JV at a higher price than its costs to manufacture such products against the share of net income (loss) from the JV, the Company eliminates any inter-company profits and losses on transactions between itself and the JV. These inter-company eliminations are recorded in non - operating income (expense) consistent with the equity accounting for the share of the JV's net income
(loss) in addition to appropriately reflecting the revenue from end users and actual costs of goods sold in operating income.

                                    * * * * *

-NIKON-TRIMBLE JOINT VENTURE

6. It appears from your disclosures that sales-purchase transactions occur between Nikon-Trimble and Trimble. Tell us supplementally and clarify in future filings the nature of these transactions and if you eliminate your share of any intercompany profits or losses from sales to or purchases from Nikon-Trimble.

Response:

The Company will clarify this information in future filings to comply with the request. We respectfully advise the Staff of the following supplemental information regarding the Company's accounting for the joint venture.

The nature of the transactions between the Company and the Nikon-Trimble JV
(NTJV) is as follows: (a) NTJV is the distributor inside of Japan for Nikon's survey products as well as Trimble's products; and (b) the Company is the exclusive distributor outside of Japan for Nikon branded survey and construction products. For products sold from the Company to the NTJV, revenue is recognized by the Company on a sell-through basis from the JV to the end user. As a result, we can confirm that inter-company profits on these sales are eliminated. To the extent that the Company holds inventory due to purchases from the JV, inter-company profits are not eliminated. To date, these amounts have not been material.

The terms and conditions of the sales of products from the Company to the NTJV are comparable with those of the standard distribution agreements which the Company maintains with its dealer channel and margins earned are similar to those from third party dealers. Similarly, the purchases of product by the Company from the NTJV are made on terms comparable with the arrangements which Nikon maintained with its international distribution channel prior to the formation of the joint venture with Trimble.

                                    * * * * *

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

NOTE 16: BENEFIT PLANS

7. Reference is made to your disclosures related to signature non-US defined benefit pension plans. In future filings, revise to provide the disclosure requirements of SFAS 132R, specifically disclosure requirements for foreign plans, required by paragraph 5(d), 5(e), 5(g), and 5(k) of this statement or tell us why you believe the disclosure requirements of SFAS 132R are not applicable to you.

Response:

The Company will disclose this information in future filings to comply with the request.

                                    * * * * *

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

8. Revise in future filings to include the activity in your reserve for sales returns for each income statement period presented.

Response:

The Company will disclose this information in future filings to comply with the request.

                                    * * * * *

We believe the foregoing was responsive to the Staff's Comments. Should you have any further questions, please feel free to contact me at 408-481-8700.

Yours truly,

/s/ Rajat Bahri
-----------------------
Rajat Bahri
Chief Financial Officer

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